Exhibit (a)(1)(iii)

__________,2007

Dear Shareholder:

ACP Funds Trust has received and accepted for purchase your tender of all or a portion of your Shares in __________________________ (the “Fund”).

Because you have tendered and the Fund has purchased all or a portion of your Shares, you have been paid a non-interest bearing, non-transferable note (the “Note”) entitling you to receive an Initial Payment in an amount equal to at least 95% of the estimated value of the repurchased Shares, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased Interest. A Shareholder that tenders a partial Interest, which is 90% or more of the Shareholder’s Shares, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Shares determined as of the Net Asset Value Determination Date.  The Initial Payment will be made as of the later of (a) within 30 days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) in order to fund the repurchase of Shares, within 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from the Master Fund.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Shares, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within 60 days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Shareholders whose Shares will be liquidated because they tendered 90% or more of their Shares will receive a Contingent Payment.

The terms of the Note provide that the Balance Due, after payment of the Initial Payment, if any, will be determined and generally paid within approximately 60 days after the Net

Asset Value Determination Date.  This amount will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.  You will remain a Shareholder of the Fund with respect to the portion of your interest in the Fund that you did not tender, if applicable.

Should you have any questions, please call your financial advisor or broker, or you can call Ascendant Capital Partners, LP at (610) 993-9999 x1000.

Sincerely,

ACP Funds Trust